October 31, 2013
VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Tia L. Jenkins, Senior Assistant Chief Accountant

Re:	Pan American Silver Corp.
Form 40-F for the Fiscal Year Ended December 31, 2012
File No. 0-13727

Dear Ms. Jenkins,

Set forth below are the responses of Pan American Silver Corp., a corporation organized under the laws of British Columbia, Canada (the "Company"), to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the “Commission”) contained in the letter dated October 21, 2013 (the "Comment Letter") with respect to the Annual Report on Form 40-F for the fiscal year ended December 31, 2012, filed with the Commission on March 28, 2013 via EDGAR.

For the convenience of the Staff, we have numbered each of our responses to correspond to the numbered comments in the Comment Letter.  Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in italics type to precede each of the Company's responses.

Response to question 1
 Form 40-F for the Year Ended December 31, 2012
Exhibit 1.2 – Management’s Discussion and Analysis for the Year Ended December 31, 2012
Alternative Performance (non-GAAP) Measures, page 41
Cash and Total Costs per Ounce of Silver, page 41
1.
We note your response to our prior comment 1. Please modify your disclosure in regards to your non-GAAP measures (including cash costs, total costs, cash costs per ounce and total costs per ounce) in future filings to:

•
Compute and disclose these non-GAAP measures both gross and net of by-product credits, either through a separate computation or as a subtotal in your current computation (for example: cash costs gross of by-product credits; less by-product credits; cash costs net of by-product credits);

•
Revise the titles of your non-GAAP measures throughout your filings to clarify that the measures are net of by-product credits (e.g.: “cash costs, net of by-product credits” or “total costs, net of by-product credits);

•	Disclose why you believe presenting a cost measure net of revenue is useful to your investors;
•	Explain why you consider these other metals to be by-products despite their significance; and
•	Quantity and dollar amount of by-product credits attributable to each metal, if material, and reconcile these amounts to the total by-product credits included in your non-GAAP measure.

We propose to include the following template disclosure in future filings, which we believe addresses the modifications to our disclosure requested above:

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES

•	Cash and Total Costs per Ounce of Silver, net of by-product credits

Pan American produces by-product metals incidentally to our silver mining activities. For the three months ended xxxxxx, 20xx, sales of silver contributed approximately xx% of our total revenues while by-products were responsible for the remaining xx%.  We have adopted the practice of calculating the net cost of producing an ounce of silver, our primary payable metal, after deducting revenues gained from incidental by-product production, as a performance measure. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.

Cash costs per ounce, net of by-product credits, are utilized extensively in our internal decision making processes and we believe are useful to investors as these metrics facilitate comparison, on a mine by mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative performance on a period by period basis, and against the operations of our peers in the silver industry on a consistent basis.

~~The alternative performance measures of cash and total cost per ounce of silver are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have a standardized meaning.~~  To facilitate a better understanding of these measures as calculated by the Company, the following table provides the detailed reconciliation of these measures to the production costs, as reported in the consolidated income statements for the respective periods:

Cash and Total Cost per ounce Reconciliation		XXX months e nded XXX 30,				XXX months ended XXX 30,
(in thousands of USD)			20XX		20XX		20XX		20XX
Production Costs		$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX
Add/(Subtract)
Royalties			X,XXX		X,XXX		X,XXX		X,XXX
Smelting, refining, and transportation charges			XX,XXX		XX,XXX		XX,XXX		XX,XXX
Worker’s participation & voluntary payments			XXX		XXX		XXX		XXX
Change in inventories			X,XXX		X,XXX		X,XXX		X,XXX
Other			(X,XXX)		(X,XXX)		(X,XXX)		(X,XXX)
Non-controlling interest			(X,XXX)		(X,XXX)		(X,XXX)		(X,XXX)
Metal Inventory write-down			X,XXX		X,XXX		X,XXX		X,XXX
Cash Operating Costs before by-product credits			XXX,XXX		XXX,XXX		XXX,XXX		XXX,XXX

Less gold credit			(XX,XXX)		(XX,XXX)		(XX,XXX)		(XX,XXX)
Less zinc credit			(X,XXX)		(X,XXX)		(X,XXX)		(X,XXX)
Less lead credit			(X,XXX)		(X,XXX)		(X,XXX)		(X,XXX)
Less copper credit			(X,XXX)		(X,XXX)		(X,XXX)		(X,XXX)
Cash Operating Costs net of by-product credits			XX,XXX		XX,XXX		XX,XXX		XX,XXX
Add/(Subtract)	A
Depreciation and amortization			XX,XXX		XX,XXX		XX,XXX		XX,XXX
Closure and decommissioning provision			XXX		XXX		XXX		XXX
Change in inventories			XXX		XXX		XXX		XXX
Other			(XXX)		(XXX)		(XXX)		(XXX)
Non-controlling interest			(XXX)		(XXX)		(XXX)		(XXX)
Total Production Costs net of by-product credits	B	$	XXX,XXX		XXX,XXX	$	XXX,XXX		XXX,XXX

Payable Silver Production (oz.)	C		X,XXX,XXX		X,XXX,XXX		X,XXX,XXX		X,XXX,XXX

Total Cash Costs per ounce net of by-product credits	(A*$1000)/C	$	XX.XX		XX.XX	$	XX.XX	$	XX.XX
Total Production Costs per ounce net of by-product credits	(B*$1000)/C	$	XX.XX		XX.XX	$	XX.XX	$	XX.XX

XXXX months ended XXX 30, 20XX
			La Colorada		Alamo Dorado		Dolores		Huaron		Morococha		San Vicente		Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX
Less gold credit	b1	$	(XXX,XXX)	$	(XXX,XXX)	$	(XXX,XXX)	$	(XXX,XXX)	$	(XXX,XXX)	$	(XXX,XXX)	$	(XXX,XXX)	$	(XXX,XXX)
Less zinc credit	b2	$	(X,XXX)	$	(X,XXX)	$	(X,XXX)	$	(X,XXX)	$	(X,XXX)	$	(X,XXX)	$	(X,XXX)	$	(X,XXX)
Less lead credit	b3	$	(X,XXX)	$	(X,XXX)	$	(X,XXX)	$	(X,XXX)	$	(X,XXX)	$	(X,XXX)	$	(X,XXX)	$	(X,XXX)
Less copper credit	b4	$	(X,XXX)	$	(X,XXX)	$	(X,XXX)	$	(X,XXX)	$	(X,XXX)	$	(X,XXX)	$	(X,XXX)	$	(X,XXX)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$	(XX,XXX)	$	(XX,XXX)	$	(XX,XXX)	$	(XX,XXX)	$	(XX,XXX)	$	(XX,XXX)	$	(XX,XXX)	$	(XX,XXX)
Cash Costs net of by-product credits	C=(A+B)	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX
Depreciation, amortization & reclamation	D	$	XX,XXX	$	XX,XXX	$	XX,XXX	$	XX,XXX	$	XX,XXX	$	XX,XXX	$	XX,XXX	$	XX,XXX
Total Production Costs net of by- product credits	E=(C+D)	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX	$	XXX,XXX

Payable Silver Production (oz.)	F		X,XXX,XXX		X,XXX,XXX		X,XXX,XXX		X,XXX,XXX		X,XXX,XXX		X,XXX,XXX		X,XXX,XXX		X,XXX,XXX

Cash Cost per Ounce of Silver net of by-product credits

Total Cash Cost per ounce net of by-product credits	=C*1000/F	$	XX.XX	$	XX.XX	$	XX.XX	$	XX.XX	$	XX.XX	$	XX.XX	$	XX.XX	$	XX.XX
Total production cost per ounce net of by-product credits	=E *1000/F	$	XX.XX	$	XX.XX	$	XX.XX	$	XX.XX	$	XX.XX	$	XX.XX	$	XX.XX	$	XX.XX

We hope the above adequately responds to the Staff’s Comment Letter. Furthermore, in connection with this letter, the Company hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its Form 40-F filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Form 40-F filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned should you have any questions or comments.
Yours truly,

PAN AMERICAN SILVER CORP.

/s/ Rob Doyle
Rob Doyle
Chief Financial Officer